December 2, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Attention: Jenny O’Shanick and Jay Ingram

Re:	MICROPAC INDUSTRIES, INC Preliminary Merger Information Statement on Schedule 14C Filed November 12, 2024 File No. 000-05109

Ladies and Gentlemen:

On behalf of Micropac Industries, Inc. (the “Company”), below is the response of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated November 22, 2024, regarding the Company’s Information Statement on Schedule 14C (the “Information Statement”) filed with the Commission on November 12, 2024. In connection with this letter, an amendment to the Information Statement (“Amendment No. 1”) has been submitted to the Commission on the date hereof.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. Unless otherwise indicated, all page references in the responses set forth below are to the pages of the clean copy of Amendment No. 1. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in Amendment No. 1.

Preliminary Merger Information Statement on Schedule 14C

The Merger

Background of the Merger, page 13

1.

Please expand this section to discuss the following:

•     Revise to specify which party initiated the deal.

•     We note your disclosure on page 14 that the Micropac Board and management considered potential strategic alternatives. Revise to elaborate on these alternatives and whether the Micropac Board and management pursued these alternate transactions. If not, discuss why. If so, discuss what factors led the Micropac Board to choose this transaction over any others.

•    We note your disclosure on page 15 that Teledyne’s initial non-binding letter of intent contemplated an all-cash transaction at a purchase price of $20.00 per share of Micropac Common Stock, which is the same as the final consideration in the executed Merger Agreement. Revise to discuss how the parties negotiated the material terms of the Merger from the non-binding letter of intent until the execution of the Merger Agreement. In this regard, discuss what was proposed by one party with respect to the deal value and whether a counteroffer was made. If there was a counteroffer, discuss how the parties came to an agreement on the final material term.

Haynes and Boone, LLP	2801 N. Hardwood Street | Suite 2300 | Dallas, TX 75201 T: 214.651.5000 | haynesboone.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

December 2, 2024

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 14-15 of Amendment No. 1.

Opinion of Financial Advisor

General, page 28

2.	Please revise your disclosure to quantify the compensation paid and to be paid to Mesirow for its services related to the Merger. Further, please revise to quantify any fees paid to Mesirow and its affiliates relating to any material relationship that existed during the past two years between you and your affiliates and Mesirow and its affiliates. Refer to Item 1015(b)(4) of Regulation MA.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 28 of Amendment No. 1.

3.	Refer to page E-3 of Annex E. We note the disclosure that this opinion “may not be relied upon by any other person or entity (including, without limitation, security holders, creditors or other constituents of the Company).” Please have Mesirow provide an updated opinion that eliminates the limitation on reliance. Further, we note the disclosure that this opinion may not be “used for any other purpose without our prior written consent.” Please revise the opinion to confirm whether Mesirow consents to the use of its opinion for your filing.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page E-3 of Amendment No. 1.

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U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

December 2, 2024

If you have any questions or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (214) 651-5443.

Very truly yours,

/s/ Matthew L. Fry
Matthew L. Fry
Haynes and Boone, LLP

cc:	Mark King, Chief Executive Officer
Logan Weissler, Esq., Haynes and Boone, LLP